                                                                     Exhibit (4)

            SUMMARY DESCRIPTION OF NON-EMPLOYEE DIRECTORS STOCK PLAN

            Non-employee Directors of Superior Bancorp and Superior Bank are entitled to receive an annual retainer of $10,000 (paid in equal quarterly installments), meeting fees of $1,500 per Board meeting attended, and committee meeting fees of $1,500 per meeting for committee chairs and $1,000 per meeting for other committee members. (These fees are inclusive of all meetings of the Board of Directors of Superior Bancorp and the Board of Directors of Superior Bank, so that only one such fee is payable when meetings of both the parent and subsidiary boards occur on the same day, as is our customary practice.) Non-employee directors may elect to receive some or all of their directors' fees in shares of our common stock under this plan (the "Non-Employee Directors Stock Plan").

            Under the Non-Employee Directors Stock Plan, non-employee directors have three options with respect to receipt of their directors' compensation:

      - They may elect to take their annual retainer and all Board and committee fees in cash;

      - They may elect to take their annual retainer and Board meeting fees in Superior Bancorp common stock and continue to receive committee fees in cash; or

      - They may elect to take all director compensation (annual retainer, Board meeting fees and committee fees) in Superior Bancorp common stock.

            Non-employee directors are required to make an election with respect to their form of compensation each year as of the date of the Annual Meeting of Stockholders in that year, and such election is binding until the next Annual Meeting of Stockholders. Any shares of stock issued in lieu of meeting fees are valued at the closing price per share of Superior Bancorp common stock as reported on the NASDAQ National Market System on the day on which the applicable Board or committee meeting occurs, and any shares of stock issued in lieu of the annual retainer are valued at the closing price per share reported on the last trading day of the quarter preceding the quarter for which payment is made.